Exhibit 99.1

Almonty Industries Announces Closing of its Oversubscribed Convertible Senior Notes Offering Including Full Exercise of Over-Allotment Option

Successful Closing Strengthens Almonty’s Balance Sheet to Support Its Emergence as a Leading Non-China Supplier of Strategic Tungsten

DILLON, Mont. — June 9, 2026 — Almonty Industries Inc. (“Almonty” or the “Company”) (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) today announced the successful closing of its previously announced significantly oversubscribed offering of US$700,000,000 aggregate principal amount of 2.25% convertible senior notes due 2031 (the “notes”), including the exercise in full by the initial purchasers of their option to purchase an additional US$100,000,000 aggregate principal amount of notes. The notes were offered in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”).

The net proceeds of the offering were approximately US$772.7 million, after deducting the initial purchasers’ discounts, commissions and Almonty’s offering expenses.

Lewis Black, Chairman, President & Chief Executive Officer of Almonty, commented: “The successful closing of this significantly oversubscribed offering, including the full exercise of the over-allotment option, reflects the strong conviction institutional investors have in Almonty and in the essential role tungsten plays in the defense and advanced technology supply chains of the West. This financing meaningfully strengthens our balance sheet and enhances our financial flexibility as we advance the development of our flagship Sangdong Mine and work to establish a secure, conflict-free, non-China source of this strategic metal for the United States and its allies.”

The offer and sale of the notes and any common shares issuable upon conversion of the notes have not been, and will not be, registered under the Securities Act or any other securities laws, and the notes and any such shares cannot be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, the notes or any common shares issuable upon conversion of the notes, nor will there be any sale of the notes or any such shares, in any state or other jurisdiction in which such offer, sale or solicitation would be unlawful.

About Almonty

Almonty (Nasdaq: ALM) (TSX: AII) (ASX: AII) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the U.S. and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness.

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Forward-looking statements in this news release include, but are not limited to, statements concerning the expectations with respect to the offering and the capped call transaction; the potential impact on dilution to the common shares and the market price of the common shares and the trading of the notes; and the advancement of the Sangdong Mine.

Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate.

Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the absence of material adverse changes in our industry or the global economy, including interest rate fluctuations, inflationary pressures, supply chain disruptions, and commodity market volatility; and trends in our industry and markets, including the competitive environment.

Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form for the year ended December 31, 2025 dated March 18, 2026 under the heading “Risk Factors” and in the Company’s management’s discussion and analysis for the three months ended March 31, 2026 and 2025 dated May 11, 2026 under the heading “Risks and Uncertainties”. Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.

Investors are cautioned against attributing undue certainty to forward-looking statements. Almonty cautions that the foregoing list of material factors is not exhaustive. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Contact Information

Company Contact

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations Contact

Lucas A. Zimmerman

Managing Director MZ Group - MZ North America

(949) 259-4987

ALM@mzgroup.us

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